Exhibit 99.1

INTERIM REPORT

For the three and nine months ended March 31, 2023

MYT Netherlands Parent B.V.

Einsteinring 9

85609 Aschheim/Munich

Germany

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

INDEX

FINANCIAL RESULTS AND KEY OPERATING METRICS	3
UNAUDITED INTERIM CONDENSED CONSOLIDATED Financial Statements	6
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	25
Quantitative and Qualitative Disclosures about Market Risk	40
Legal Proceedings	40

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

We present Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income, and their corresponding margins as a percentage of net sales, because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We use Adjusted EBITDA, Adjusted Operating Income, and Adjusted Net Income, and their corresponding margins, as additional information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for additional analysis.

	Three Months Ended			Nine months Ended
(in millions) (unaudited)	March 31, 2022	March 31, 2023	Change in % / BPs	March 31, 2022	March 31, 2023	Change in % / BPs
Gross Merchandise Value (GMV) (1)	€ 186.6	€ 219.8	17.8%	€ 550.6	€ 633.6	15.1%
Active customer (LTM in thousands) (1), (2)	755	838	11.0%	755	838	11.0%
Total orders shipped (LTM in thousands) (1), (2)	1,703	1,970	15.7%	1,703	1,970	15.7%
Net sales	€ 169.5	€ 198.9	17.3%	€ 514.9	€ 564.9	9.7%
Gross profit	€ 82.8	€ 90.7	9.6%	€ 260.2	€ 282.7	8.7%
Gross profit margin(3)	48.8%	45.6%	(320 BPs)	50.5%	50.0%	(50 BPs)
Operating Income	€ (2.0)	€ (6.4)	225.0%	€ 3.6	€ (3.8)	(205.7%)
Operating Income margin(3)	(1.2%)	(3.2%)	(200 BPs)	0.7%	(0.7%)	(140 BPs)
Net Income (loss)	€ (4.3)	€ (5.3)	23.2%	€ (9.5)	€ (9.6)	0.4%
Net Income (loss) margin(3)	(2.5%)	(2.7%)	(20 BPs)	(1.9%)	(1.7%)	20 BPs
Adjusted EBITDA(4)	€ 10.8	€ 3.2	(70.0%)	€ 54.3	€ 33.7	(38.0%)
Adjusted EBITDA margin(3)	6.4%	1.6%	(480 BPs)	10.6%	6.0%	(460 BPs)
Adjusted Operating Income(4)	€ 8.5	€ 0.1	(98.7%)	€ 47.6	€ 25.2	(47.1%)
Adjusted Operating Income margin(3)	5.0%	0.1%	(490 BPs)	9.2%	4.5%	(470 BPs)
Adjusted Net Income(4)	€ 6.2	€ 1.4	(77.5%)	€ 34.5	€ 19.6	(43.2%)
Adjusted Net Income margin(3)	3.7%	0.7%	(300 BPs)	6.7%	3.5%	(320 BPs)

(1)	Definition of GMV, Active customer and Total orders shipped can be found on page 28.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA, adjusted EBITDA, adjusted Operating Income, adjusted net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 29.

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net income (loss) to EBITDA and adjusted EBITDA, operating income (loss) to adjusted operating income and net income (loss) to adjusted net income and their corresponding margins as a percentage of net sales:

	Three Months Ended			Nine months Ended
(in millions) (unaudited)	March 31, 2022	March 31, 2023	Change in %	March 31, 2022	March 31, 2023	Change in %
Net loss	€ (4.3)	€ (5.1)	18.9%	€ (9.5)	€ (9.4)	(1.5%)
Finance expenses, net	€ 0.3	€ 0.7	125.8%	€ 0.7	€ 1.5	113.9%
Income tax expense (benefit)	€ 2.0	€ (2.0)	(198.3%)	€ 12.4	€ 4.1	(66.8%)
Depreciation and amortization	€ 2.3	€ 3.1	37.1%	€ 6.7	€ 8.5	26.0%
thereof depreciation of right-of use assets	€ 1.4	€ 2.3	60.4%	€ 4.2	€ 6.1	47.3%
EBITDA	€ 0.3	€ (3.3)	(1,162.5%)	€ 10.3	€ 4.7	(54.4%)
Other transaction-related, certain legal and other expenses (1)	€ 0.3	€ 0.4	59.0%	€ 1.3	€ 3.7	175.3%
Share-based compensation (2)	€ 10.2	€ 6.1	(40.5%)	€ 42.7	€ 25.3	(40.7%)
Adjusted EBITDA	€ 10.8	€ 3.2	(70.0%)	€ 54.3	€ 33.7	(38.0%)

Reconciliation to Adjusted EBITDA Margin
Net Sales	€ 169.5	€ 198.9	17.3%	€ 514.9	€ 564.9	9.7%
Adjusted EBITDA margin	6.4%	1.6%	(480 BPs)	10.6%	6.0%	(460 BPs)

	Three Months Ended			Nine months Ended
(in millions) (unaudited)	March 31, 2022	March 31, 2023	Change in %	March 31, 2022	March 31, 2023	Change in %
Operating Income (loss)	€ (2.0)	€ (6.4)	225.0%	€ 3.6	€ (3.8)	(207.2%)
Other transaction-related, certain legal and other expenses (1)	€ 0.3	€ 0.4	59.0%	€ 1.3	€ 3.7	175.3%
Share-based compensation (2)	€ 10.2	€ 6.1	(40.5%)	€ 42.7	€ 25.3	(40.8%)
Adjusted Operating Income	€ 8.5	€ 0.1	(98.7%)	€ 47.6	€ 25.2	(47.1%)

Reconciliation to Adjusted Operating Income Margin
Net Sales	€ 169.5	€ 198.9	17.3%	€ 514.9	€ 564.9	9.7%
Adjusted Operating Income margin	5.0%	0.1%	(490 BPs)	9.2%	4.5%	(470 BPs)

MYT Netherlands Parent B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three Months Ended			Nine months Ended
(in millions) (unaudited)	March 31, 2022	March 31, 2023	Change in %	March 31, 2022	March 31, 2023	Change in %
Net loss	€ (4.3)	€ (5.1)	18.9%	€ (9.5)	€ (9.4)	(1.5%)
Other transaction-related, certain legal and other expenses (1)	€ 0.3	€ 0.4	59.0%	€ 1.3	€ 3.7	175.3%
Share-based compensation (2)	€ 10.2	€ 6.1	(40.5%)	€ 42.7	€ 25.3	(40.7%)
Adjusted Net Income	€ 6.2	€ 1.4	(77.5%)	€ 34.5	€ 19.6	(43.2%)

Reconciliation to Adjusted Net Income Margin
Net Sales	€ 169.5	€ 198.9	17.3%	€ 514.9	€ 564.9	9.7%
Adjusted Net Income margin	3.7%	0.7%	(300 BPs)	6.7%	3.5%	(320 BPs)

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expenses connected to the IPO and share-based compensation expenses recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expenses due to Supervisory Board Members Plans. We do not consider share-based compensation expenses to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use including a reconciliation of amounts under our former methodology to our current methodology, see page 28 of our FY23 Q2 quarterly report.

MYT NETHERLANDS PARENT B.V. – UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANICAL STATEMENTS

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Profit and Comprehensive Income

(Amounts in € thousands, except share and per share data)

		Three Months Ended		Nine months Ended
(in € thousands)	Note	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
Net sales	7	169,512	198,883	514,914	564,866
Cost of sales, exclusive of depreciation and amortization	8	(86,747)	(108,137)	(254,716)	(282,157)
Gross profit		82,765	90,746	260,199	282,708
Shipping and payment cost		(25,146)	(31,497)	(70,622)	(83,810)
Marketing expenses		(23,280)	(25,729)	(69,536)	(79,885)
Selling, general and administrative expenses		(34,214)	(36,189)	(111,352)	(112,922)
Depreciation and amortization		(2,284)	(3,132)	(6,728)	(8,480)
Other income (expense) , net		184	(618)	1,612	(1,390)
Operating income (loss)		(1,975)	(6,419)	3,574	(3,779)
Finance income		0	98	0	345
Finance costs		(314)	(807)	(702)	(1,846)
Finance costs, net	9	(314)	(709)	(702)	(1,501)
Income (loss) before income taxes		(2,289)	(7,128)	2,872	(5,280)
Income tax (expense) benefit	10	(2,028)	1,994	(12,418)	(4,122)
Net loss		(4,317)	(5,134)	(9,546)	(9,402)
Cash Flow Hedge		448	(650)	(1,721)	1,051
Income Taxes related to Cash Flow Hedge		(125)	181	479	(293)
Foreign currency translation		14	(11)	(39)	16
Other comprehensive income (loss)		337	(480)	(1,281)	774
Comprehensive loss		(3,979)	(5,614)	(10,827)	(8,628)

Basic & diluted earnings per share		€(0.05)	€(0.06)	€(0.11)	€(0.11)
Weighted average ordinary shares outstanding (basic & diluted) – in millions (1) (basic and diluted) – in millions		86.4	86.6	86.3	86.6

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 14.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	Note	June 30, 2022	March 31, 2023
Assets
Non-current assets
Non-current financial assets	13	294	7,471
Intangible assets and goodwill		155,223	155,398
Property and equipment	11	17,691	34,053
Right-of-use assets	12	21,677	55,860
Deferred tax assets		6,090	6,090
Total non-current assets		200,975	258,872
Current assets
Inventories		230,144	325,870
Trade and other receivables		8,276	6,019
Other assets	13	61,874	42,963
Cash and cash equivalents		113,507	12,940
Total current assets		413,801	387,792
Total assets		614,776	646,664

Shareholders’ equity and liabilities
Subscribed capital		1	1
Capital reserve	14	498,872	525,199
Accumulated Deficit		(68,734)	(78,136)
Accumulated other comprehensive income	15	1,528	2,302
Total shareholders’ equity		431,667	449,366

Non-current liabilities
Provisions		758	2,526
Lease liabilities	12	16,817	50,755
Deferred tax liabilities		3,661	7,473
Total non-current liabilities		21,237	60,754
Current liabilities
Borrowings	9	-	4,899
Tax liabilities		25,892	21,729
Lease liabilities	12	5,189	6,762
Contract liabilities		10,746	7,940
Trade and other payables		45,156	36,534
Other liabilities		74,889	58,679
Total current liabilities		161,872	136,544
Total liabilities		183,109	197,298
Total shareholders’ equity and liabilities		614,776	646,664

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2021	1	444,951	(60,837)	-	1,602	385,718
Net loss	-	-	(9,546)	-	-	(9,546)
Other comprehensive loss	-	-	-	(1,242)	(39)	(1,281)
Comprehensive loss	-	-	(9,546)	(1,242)	(39)	(10,827)
Share options exercised	-	369	-	-	-	369
Share-based compensation	-	42,701	-	-	-	42,701
Balance as of March 31, 2022	1	488,022	(70,383)	(1,242)	1,563	417,960

Balance as of July 1, 2022	1	498,872	(68,734)	-	1,528	431,667
Net loss	-	-	(9,402)	-	-	(9,402)
Other comprehensive income	-	-	-	758	16	774
Comprehensive loss	-	-	(9,402)	758	16	(8,628)
Share options exercised	-	1,077	-	-	-	1,077
Share-based compensation	-	25,307	-	-	-	25,307
Reclassification due to cash-settlement of Share-based compensation (1)	-	(57)	-	-	-	(57)
Balance as of March 31, 2023	1	525,199	(78,136)	758	1,544	449,366

(1)	For further details, refer to note 14.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

MYT Netherlands Parent B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

		Nine months ended March 31,
(in € thousands)	Note	2022	2023
Net loss		(9,546)	(9,402)
Adjustments for
Depreciation and amortization		6,728	8,480
Finance costs, net		702	1,501
Share-based compensation		42,701	25,250
Income tax expense		12,418	4,122
Change in operating assets and liabilities
(Increase) decrease in inventories		20,937	(95,726)
(Increase) decrease in trade and other receivables		(902)	2,257
Decrease (increase) in other assets		(43,949)	19,991
Decrease in other liabilities		(509)	(16,023)
Decrease in contract liabilities		(2,239)	(2,806)
Decrease in trade and other payables		(761)	(8,665)
Increase in non-current financial assets	13	(86)	(7,207)
Income taxes paid		(2,620)	(4,772)
Net cash from (used in) operating activities		22,875	(83,000)
Expenditure for property and equipment and intangible assets		(1,702)	(18,897)
Proceeds from sale of property and equipment and intangible assets		-	2
Net cash used in investing activities		(1,702)	(18,895)
Interest paid		(702)	(1,501)
Proceeds from borrowings		-	4,899
Proceeds from exercise of option awards		369	1,077
Payment of lease liabilities		(4,034)	(3,026)
Net cash used in financing activities		(4,367)	1,449
Net increase (decrease) in cash and cash equivalents		16,806	(100,446)
Cash and cash equivalents at the beginning of the period		76,760	113,507
Effects of exchange rate changes on cash and cash equivalents		(39)	(120)
Cash and cash equivalents at end of the period		93,526	12,940

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1.	Corporate information

MYT Netherlands Parent B.V. (the “Company”, together with its subsidiaries, “Mytheresa Group”) is a private company with limited liability incorporated by MYT Holding LLC under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

The Company is a holding company. Through its subsidiary Mytheresa Group GmbH (“MGG”), Mytheresa Group operates a digital platform for the global luxury consumer, in addition to its flagship retail store and men’s location in Munich. Mytheresa Group started as one of the first multi-brand luxury boutiques in Germany and launched its online business in 2006. Mytheresa Group provides customers with a highly curated selection of products, access to exclusive capsule collections, in-house produced content, and a personalized, memorable shopping experience.

As of March 31, 2023, 78.3% of the shares of the Company were held by MYT Holding LLC, USA. The ultimate controlling party of Mytheresa Group is MYT Ultimate Parent LLC, USA as of March 31, 2023.

The interim consolidated financial statements of Mytheresa Group were authorized for issue by the Management Board on May 8, 2023.

2.	Basis of preparation

These interim condensed consolidated financial statements as of and for the three and nine months ended March 31, 2022 and 2023 were prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended June 30, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

Mytheresa Group’s fiscal year ends June 30. All intercompany transactions are eliminated during the preparation of the interim condensed consolidated financial statements.

The interim condensed consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. The interim condensed consolidated financial statements are presented in Euro (“€”), which is Mytheresa Group’s functional currency. All amounts are rounded to the nearest thousands, except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

The interim condensed consolidated financial statements are prepared under the assumption that the business will continue as a going concern. Management believes that Mytheresa Group has adequate resources to continue operations for the foreseeable future.

Fluctuations in the results of operations for the three and nine months ended March 31, 2022 and 2023 may be related to seasonality in Mytheresa Group’s business, such as shifts in overall sale seasons. Seasonality in Mytheresa Group’s business thus does not follow that of traditional retailers, such as the typical concentration of net sales in the holiday quarter since the business is worldwide.

3.	Impacts to the consolidated financial statements due to Covid-19 pandemic, cost inflation, significant promotional activities by competitors and other global uncertainties in the markets.

Although the persistent COVID-19 pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other material adverse effects from the pandemic. The COVID-19 situation is now easing in the US and Europe and China also successfully exited the Zero-COVID strategy.

To date, Mytheresa Group has incurred no significant supply chain or logistics disruptions with its brand partners, shipping providers or our in-house operations.

In fiscal 2022 and as of this reporting date, Mytheresa Group has not been impacted significantly from the COVID-19 pandemic.

Uncertainties in the global economy may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners and availability of our workforce, which may interrupt our business partners supply chain, impact future sales, and require other changes to our operations. With a global or regional recovery from the COVID-19 pandemic, the Mytheresa Group online shops may suffer from reduced online demand and therefore slower revenue growth. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic.

Overall inflation is reflected in customer price increases, as the Mytheresa Group takes expected increases in recommended retail prices from its suppliers into consideration when determining its own price increases. The demand for luxury products worldwide has been less effected by demand shifts due to inflation than other industries. Nevertheless, Mytheresa also faced increased cost inflation on energy, logistics, labor and other parts of the Mytheresa business model. In addition, these macro-economic factors, including rising interest rates, may lead to a potential recession in certain markets. These uncertainties may have a continuous negative effect on overall customer demand.

The net sales growth for the three and nine months ended March 31, 2023 was impacted by persistent inflation, uncertainties around interest rate increases, potential recession, economic development, and new uncertainties on the solidity of the financial sector in US and Europe which affected customer sentiment.

The decrease in gross profit margin was driven by macroeconomic-headwinds and significant promotional activities by competitors clearing out excess inventories. As a consequence, our full price share was lower than expected and put pressure on our gross profit margin.

4.	Significant accounting policies

The accounting policies applied by Mytheresa Group in these interim condensed consolidated financial statements are the same as those applied by Mytheresa Group in its consolidated financial statements for fiscal 2022. As of December 31, 2022, we extended our share-based compensation policy to include cash-settled transactions.

Share-based compensation arrangements

Cash-settled transactions

For cash-settled share-based payments, a liability is recognized for the goods or services acquired, measured at the fair value of the liability. At each balance sheet date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the reporting period. See note 14. a) i) on share-based compensation for further details. The company intends to continue to settle all remaining awards in equity.

5.	Critical accounting judgments and key estimates and assumptions

The preparation of Mytheresa Group’s interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of net sales, expenses, assets and liabilities, and the accompanying note disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying Mytheresa Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for fiscal 2022.

6.	Segment information

In line with the management approach, the operating segments were identified on the basis of Mytheresa Group’s internal reporting and how our chief operating decision maker (CODM), assesses the performance of the business. Mytheresa Group collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM. On this basis, Mytheresa Group identifies its online operations and retail store as separate operating segments. Segment EBITDA is used to measure performance, because management believes that this information is the most relevant in evaluating the respective segments relative to other entities that operate in the retail business.

Segment EBITDA is defined as operating income excluding depreciation and amortization.

Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income.

	Three months ended March 31, 2022
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	166,405	3,107	169,512	-	169,512
Segment EBITDA	12,935	907	13,843	(13,533)	309
Depreciation and amortization					(2,284)
Finance costs net					(314)
Income tax expense					(2,028)
Net loss					(4,317)

	Nine months ended March 31, 2022
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	503,371	11,543	514,914	-	514,914
Segment EBITDA	64,827	3,502	68,330	(58,029)	10,301
Depreciation and amortization					(6,728)
Finance income (costs), net					(702)
Income tax expense					(12,418)
Net loss					(9,546)

(1)	During the three and nine months ended March 31, 2022, there were €3,023 thousand and €13,995 thousand in corporate administrative expenses that were not assigned to either the online operations or retail stores. Additionally, there were €282 thousand and €1,332 thousand related to Other transaction-related, certain legal and other expenses, and Share-based compensation expenses of €10,228 thousand and €42,701 thousand.

	Three months ended March 31, 2023
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	195,939	2,944	198,883	-	198,883
Segment EBITDA	5,500	903	6,403	(9,691)	(3,288)
Depreciation and amortization					(3,132)
Finance costs, net					(709)
Income tax expense					1,994
Net loss					(5,134)

	Nine months ended March 31, 2023
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net Sales	553,592	11,274	564,866	-	564,866
Segment EBITDA	38,587	4,162	42,749	(38,048)	4,701
Depreciation and amortization					(8,480)
Finance costs, net					(1,501)
Income tax expense					(4,122)
Net loss					(9,402)

(1)	During the three and nine months ended March 31, 2023, there were €3,160 thousand and €9,073 thousand in corporate administrative expenses that were not assigned to either the online operations or retail stores. Additionally, there were €449 thousand and €3,667 thousand related to Other transaction-related, certain legal and other expenses and Share-based compensation expenses totaling €6,082 thousand and €25,307 thousand.

7.	Net Sales and geographic information

Mytheresa Group earns revenues worldwide through its online operations, while all revenue associated with the two retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery to the end customer. Mytheresa Group generates revenue from the sale of merchandise shipped to customers as well as from commissions for the rendering of services in connection with the Curated Platform Model (CPM).

The following table provides Mytheresa Group's net sales by geographic location:

	For the three months ended March 31,
(in € thousands)	2022		2023
Germany	30,292	17.9%	32,279	16.2%
United States	28,342	16.7%	36,376	18.3%
Europe (excluding Germany) (*)	66,906	39.5%	78,241	39.3%
Rest of the world	43,971	25.9%	51,988	26.1%
	169,512	100.0%	198,883	100.0%

	For the nine months ended March 31,
(in € thousands)	2022		2023
Germany	95,712	18.6%	94,928	16.8%
United States	81,578	15.8%	97,846	17.3%
Europe (excluding Germany) (*)	206,035	40.0%	220,147	39.0%
Rest of the world	131,589	25.6%	151,945	26.9%
	514,914	100.0%	564,866	100.0%

(1) No individual country other than Germany and the United States accounted for more than 10% of net sales.

(*) Including United Kingdom.

All amounts classified within net sales are derived from the sale of luxury goods and rendering of services. Net sales related to rendering of services is below 10% of total net sales. No single customer accounted for more than 10% of Mytheresa Group’s net sales in any of the periods presented. Substantially, all long-lived assets are located in Germany.

Net sales recognized from contract liabilities were €3,204 thousand for the nine months ended March 31, 2023 and €3,118 thousand for the nine months ended March 31, 2022.

Application of hedge accounting for the nine months ended March 31, 2023 resulted in a €792 thousand decrease to net sales and for the nine months ended March 31, 2022 a decrease of €2,141 thousand.

8.	Cost of sales, exclusive of depreciation and amortization

The following table provides Mytheresa Group's inventory write-downs classified as Cost of sales, exclusive of depreciation and amortization:

	Three Months Ended March 31,		Nine months Ended March 31,
(in € thousands)	2022	2023	2022	2023
Inventory write-downs	(1,551)	(2,780)	(4,544)	(3,269)

Inventory is written down when its net realizable value is below its carrying amount. Mytheresa Group estimates net realizable value as the amount at which inventories are expected to be sold, taking into consideration fluctuations in selling prices due to seasonality, less estimated costs necessary to complete the sale.

9.	Finance income (costs), net

The following table provides Mytheresa Group's Finance income (costs), net:

	Three Months Ended March 31,		Nine months Ended March 31,
(in € thousands)	2022	2023	2022	2023
Interest expenses on revolving credit facilities	(189)	(47)	(243)	(207)
Interest expenses on leases	(125)	(760)	(459)	(1,639)
Total finance costs	(314)	(807)	(702)	(1,846)

Other interest income	0	98	0	345
Total finance income	0	98	0	345
Finance costs, net	(314)	(709)	(702)	(1,501)

Mytheresa Group used €4.9 Mio. cash under the €60.0 million Revolving Credit Facilities as of March 31, 2023.

10.	Income taxes

In accordance with IAS 34 (Interim Financial Reporting) income tax expense for the condensed consolidated interim financial statements is calculated on the basis of the average annual tax rate that is expected for the entire fiscal year, adjusted for the tax effect of certain items recognized in the full interim period. As such, the effective tax rate in the interim financial statements may differ from management’s best estimate of the effective rate.

	Three Months Ended March 31,		Nine months Ended March 31,
(in )%	2022	2023	2022	2023
Effective tax rate	(88.6)%	28.0%	432.4%	(78.1)%

The change in effective tax rate for the three and nine months ended March 31, 2022 and 2023 results from share-based payments programs for which the expenses are non-deductible for tax purposes.

MYT Netherlands Parent B.V. and Mytheresa Group GmbH signed a profit and loss transfer agreement on September 5, 2022. With its entry in the commercial register of Mytheresa Group GmbH on December 28, 2022, the profit and loss transfer agreement became effective, forming a tax group for German tax purposes between those entities starting from July 1, 2022 onwards. Due to the change in the tax group Mytheresa Group GmbH received reimbursements of €2,953 thousand on tax prepayments, for the three and nine months ended March 31, 2023, related to previous and current year income taxes. Together with other current tax accruals, a tax benefit in the three months ended March 31, 2023 of €1,944 thousand was recognized compared to an income tax expense of €2,028 thousand, in the prior year period.

11.	Property and equipment

Property and equipment increased from €17,691 thousand as of June 30, 2022 by €16,362 thousand to €34,053 thousand as of March 31, 2023 mainly due to an increase in leasehold improvements for our new warehouse in Leipzig, Germany. Mytheresa Group expects to incur additional capital expenditure to purchase equipment of around €14 to €17 million. These commitments are expected to be settled in fiscal 2023 and fiscal 2024.

12.	Leases

During the nine months ended March 31, 2023, Mytheresa Group commenced a lease contract for a new warehouse in Leipzig, Germany, with a contractual term of 10 years. On lease commencement, the Group recognized additional €25,661 thousand of right-of-use asset and €23,816 lease liability. The lease includes two extension options, each for an additional five years, which are currently not reflected in the measurement of the right of use asset and lease liability.

Mytheresa Group signed the 7th rental addendum in January 2023 for an existing office space in Aschheim/Munich, Germany with a new contractual term from January 1, 2023 until March 31, 2032. The Group recognized an additional €9,953 thousand of right-of-use asset and corresponding lease liability upon commencement in January 2023. The lease includes one extension option for an additional five years, which is currently not reflected in the measurement of the right of use asset and the lease liability.

Mytheresa Group signed a lease contract in December 2022 for a new office in London, United Kingdom as of January 1, 2023, with a term of three years. On lease commencement, the Group recognized an additional €2,197 thousand of right-of-use asset and lease liability. The lease does not include extension options.

13.	Other assets and non-current financial assets

Details of other assets consist of the following:

(in € thousands)	June 30, 2022	March 31, 2023
Right of return assets	10,096	6,697
Current VAT receivables	-	4,401
Prepaid expenses	5,609	5,308
Receivables from payment service providers	371	1,337
Advanced payments	1,465	2,441
Deposits	414	201
Receivables from brand partners (1)	33,611	371
DDP duty drawbacks (2)	5,261	12,787
Other current assets	5,047	9,421
	61,874	42,963

(1)	This consists of receivables from brand partners, related to their repurchase of inventory when transitioned to the CPM. The decrease as of March 31, 2023 compared to June 30, 2022 is mainly due to settled payments from certain brand partners.

(2)	The position is related to DDP duty drawbacks for international customs. This increase is due to increased sales volume in DDP countries.

Details of non-current financial assets consist of the following:

(in € thousands)	June 30, 2022	March 31, 2023
Other non-current receivables	-	30
Non-current deposits	294	506
Non-current prepaid expenses (1)	-	6,935
	294	7,471

(1)	This amount relates mostly to prepayments made to Climate Partner, an organization that invests in certain Gold Standard Projects, to offset our carbon emissions and reduce our overall carbon footprint.

14.	Share-based compensation

a)	Description of share-based compensation arrangements

In connection with the Initial Public Offering (“IPO”) of MYT Netherlands Parent B.V. in January 2021, we adopted the 2020 Plan (MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan), under which we granted equity-based awards to selected key management members and supervisory board members on January 20, 2021. Selected key management members were granted an IPO related award package. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan. Additionally, the Compensation Committee of the Supervisory Board decides annually about a Long-Term Incentive Plan (LTI) and decides whether it will be offered to the employees. As of July 1, 2021 and July 1, 2022 the LTI consisted of restricted share units (“RSUs”), with time and performance obligations and were granted to certain key management members. Mytheresa Group is also in the process of establishing an Employee Share Purchase Plan, which has not yet been initiated, with the intent to encourage long-term relationship with the company and its employees. Pursuant to paragraphs 21(g) and 24 of IAS 33, as certain shares are fully vested and contingently issuable for no consideration, they are treated as outstanding and included in the calculation of both basic and diluted earnings per share.

i)	IPO Related One-Time Award Package

Alignment Grant

Under this share-based payment program, options were granted to selected key management members. The options vest and become exercisable with respect to 25 % on each on the first four anniversaries of the grant date (January 20, 2021). After vesting, each option grants the right to purchase one ADS (“American Depositary Shares”) at a predefined exercise price per share. The vested options can be exercised up to 10 years after the grant date. The granted options are divided into three different tranches which have varying exercise prices. Overall, 6,478,761 options were granted to 21 key management members.

Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the share option programs described above were as follows.

	Alignment award
	Options	Wtd. Average Exercise Price (USD)
June 30, 2021	6,478,761	8.30
forfeited	-	N/A
exercised	71,086	5.79
March 31, 2022	6,407,675	8.36

June 30, 2022	6,407,675	8.36
forfeited	-	N/A
exercised	210,260	5.79
March 31, 2023	6,197,415	8.55

The range of exercise prices for the share options outstanding as of March 31, 2023 is between 5.79 USD and 11.58 USD. The average remaining contractual life is 7.75 years.

For options vesting on January 20, 2023, the beneficiaries have been given the choice for a cash settlement instead of equity. The amount of the cash settlement was determined based on the difference between the Company’s share price at the time of exercise and the option strike price. Due to the fact that the intrinsic value of the award did not exceed the grant date fair value, €1,545 thousand has been reclassified from equity and recognized as a cash-settled share-based payment liability as of December 31, 2022. A total of 24,187 options have been exercised with a payout of €57 thousand as of March 31, 2023. The remaining fair value and corresponding options have been reclassed to equity and will be settled in shares at future exercises.

Restoration Grant

Under this share-based payment program, phantom shares were granted to selected key management members. Each phantom share represents the right of the grantee to receive one ADS in exchange for a phantom share. The granted phantom share vested immediately on the grant date and can be converted into an ADS at any time for no consideration but are subject to transfer restrictions after conversion. Up to 25% of the granted phantom shares can be transferred after conversion at any time after the second anniversary of the grant date. The remaining 75% of the granted phantom shares can be transferred after conversion if certain conditions are met or at the fourth anniversary of the grant date at latest. The phantom shares can be converted into ADSs up to 10 years after the grant date. Overall, 1,875,677 phantom shares were granted to 21 key management members.

The following table summarizes the main features of the one-time award package:

Type of arrangement	Alignment Award	Restoration Award
Type of Award	Share Options	Phantom Shares
Date of first grant	January 20, 2021	January 20, 2021
Number granted	6,478,761	1,875,677
Vesting conditions	25% graded vesting of the granted share options in each of the next four years of service from grant date	The restoration awards are fully vested on the Grant Date.

ii)	Other One-Time Award Package

Sign-On RSU Award

Under this share-based payment program, a certain number of restricted share units (“RSUs”) were granted to a management member. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the closing price per ADS on the New York Stock Exchange on the start date. Subject to Employee’s continued employment with the Company, the RSUs will become fully vested on the twelve-month anniversary of date the employee commenced employment. As the Sign-on RSU Awards are not subject to an exercise price, the grant date fair value amounts to USD 31.90, the closing share price of the grant date.

The following table summarizes the main features of this award:

Type of arrangement	Sign-On RSU Award
Type of Award	Restricted Shares Units
Date of first grant	June 1, 2021
Number granted	6,269
Vesting conditions	The restricted shares units are scheduled to vest in full on May 31, 2022.

iii)	Annual Plans

Supervisory Board Members Plan

Under this share-based payment program a certain number of restricted share awards was granted to supervisory board members. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vested on December 31, 2021. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

As of July 1, 2021, two Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on June 30, 2022. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 30.68, the closing share price of the grant date.

As of February 9, 2022, four Supervisory Board Members have been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on February 9, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 16.02, the closing share price on the grant date.

As of July 1, 2022, one Supervisory Board Member has been granted a certain number of restricted share awards. The ADSs (and the shares represented thereby) issued on the grant date pursuant to the restricted share award are subject to forfeiture in the event that grantee resigns or is removed from the supervisory board prior to the vesting date. The granted equity instruments vest on June 30, 2023. As the restricted share awards are not subject to an exercise price, the grant date fair value amounts to USD 9.68, the closing share price on the grant date.

Long-Term Incentive Plan

As of July 1, 2021, 171,164 restricted share units (“RSUs”) were granted to selected key management members. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 62,217 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 108,947 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2022, June 30, 2023 and June 30, 2024, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2024 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 30.68 for 170,221 RSUs and USD 22.38 for 943 RSUs, the closing share price of the grant date.

As of July 1, 2022, 674,106 restricted share units (“RSUs”) were granted to selected key management members. Each restricted share unit (“RSU”) represents the right to receive an ADS (and the ordinary shares represented thereby) of MYT Netherlands Parent B.V. upon vesting, based on the deemed value of award on grant date.

Out of the granted RSUs, 255,754 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 418,352 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2023, June 30, 2024 and June 30, 2025, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2025 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 9.68 for 674,106 RSUs.

The following table summarizes the main features of the annual plan:

Type of arrangement	Supervisory Board Members plan
Type of Award	Restricted Shares
Date of first grant	January 20, 2021	July 1, 2021	February 9, 2022	July 1, 2022
Number granted	15,384	7,393	22,880	11,467
Vesting conditions	The restricted shares vested in full on December 31, 2021.	The restricted shares vested in full on June 30, 2022.	The restricted shares vested in full on February 8, 2023.	The restricted shares are scheduled to vest in full on June 30, 2023

Type of arrangement	Key Management Members Long-Term Incentive Plan
Type of Award	Time-vesting RSUs	Non-market performance RSUs	Time-vesting RSUs	Non-market performance RSUs
Date of first grant	July 1, 2021	July 1, 2021	July 1, 2022	July 1, 2022
Number granted	62,217	108,947	255,754	418,352
Vesting conditions	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.

b)	Measurement of grant date fair values

Alignment Grant

The fair value of the employee share options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows.

Black Scholes Model - Weighted Average Values	Tranche I	Tranche II	Tranche III
Weighted average fair value	$25.42	$22.93	$20.68
Exercise price	$5.79	$8.68	$11.58
Weighted average share price	$31.00	$31.00	$31.00
Expected volatility	60%	60%	60%
Expected life	2.32 years	2.32 years	2.32 years
Risk free rate	0.0%	0.0%	0.0%
Expected dividends	-	-	-

Restoration Grant

As the phantom shares granted under the Restoration Award are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

c)	Share-based compensation expense recognized

Amounts recognized for share based payment programs were as follows:

	Nine Months Ended
(in € thousands)	March 31, 2022	March 31, 2023
Classified within capital reserve (beginning of the period)	76,325	128,628
Related to:
Share Options (Alignment Grant)	40,854	21,975
Restricted Shares	397	276
Restricted Share Units	1,451	2,999
Classified within capital reserve (end of the period)	119,026	153,878

The Mytheresa Group recognized total expense of €6.1 million and €25.3 million for the three and nine months ended March 31, 2023 and €10.2 million and €42.7 million for the three and nine months ended March 31, 2022.

15.	Financial instruments and financial risk management

Additional disclosures on financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The table excludes fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount reasonably approximates fair value.

Financial instruments as of June 30, 2022 were as follows:

	June 30, 2022
(in € thousands)	Carrying amount	Categories outside of IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Non-Current financial assets
Non-current deposits	294	-	Amortized cost	-	-
Current financial assets
Trade and other receivables	8,276	-	Amortized cost	-	-
Cash and cash equivalents	113,507	-	Amortized cost	-	-
Other assets	61,874	17,170
thereof deposits	414	-	Amortized cost	-	-
thereof other financial assets	44,290	-	Amortized cost		-
Financial liabilities
Non-current financial liabilities
Lease liabilities	16,817	16,817	N/A	-	-
Current financial liabilities
Tax liabilities	25,892	25,892	Amortized cost	-	-
Lease liabilities	5,189	5,189	N/A	-	-
Trade and other payables	45,156	-	Amortized cost	-	-
Other liabilities	74,889	58,261			-
thereof other financial liabilities	16,628		Amortized cost	-	-

Financial instruments as of March 31, 2023 were as follows:

	March 31, 2023
(in € thousands)	Carrying amount	Categories outside of IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Non-Current financial assets
Non-current deposits	506	-	Amortized cost	-	-
Other non-current receivables	30	-	Amortized cost	-	-
Non-current prepaid expenses	6,935	-	Amortized cost	-	-
Current financial assets
Trade and other receivables	6,019	-	Amortized cost	-	-
Cash and cash equivalents	12,940	-	Amortized cost	-	-
Other assets	42,963	18,847
thereof deposits	201	-	Amortized cost	-	-
thereof Derivatives (Hedge Accounting)	1,051	-		1,051	Level 2
thereof other financial assets	22,864	-	Amortized cost		-
Financial liabilities
Non-current financial liabilities
Lease liabilities	50,755	50,755	N/A		-
Current financial liabilities
Borrowings	4,899	-	Amortized cost		-
Tax liabilities	21,729	21,729	Amortized cost		-
Lease liabilities	6,762	6,762	N/A		-
Trade and other payables	36,534	-	Amortized cost		-
Other liabilities	58,679	46,083
thereof other financial liabilities	12,596	-	Amortized cost	-	-

Foreign exchange forwards are valued according to their present value of future cash flows based on forward exchange rates at the balance sheet date. The fair values of these instruments are also considered as level 2 fair values.

There were no transfers between the different levels of the fair value hierarchy as of June 30, 2022 and March 31, 2023. Mytheresa Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

As Mytheresa Group does not meet the criteria for offsetting, no financial instruments are netted.

As of March 31, 2023, Mytheresa Group has recorded €758 thousand net in cash flow hedge reserve. Would hedge accounting not have been applied, the amount would have been recorded in profit or loss immediately. The remaining portion of other comprehensive income is related to translation differences of balance sheet items denominated in foreign currencies in prior periods. For more details please refer to Mytheresa Group’s annual consolidated financial statements for fiscal 2022.

16.	Events after the reporting period

On May 29, 2023, the Company will commence its first open enrollment period for its Employee Share Purchase Program (ESPP), which was approved by the shareholders on October 27, 2022, at the Company’s annual general meeting. The objective of the ESPP is to allow employees of the Company (or any of its subsidiaries) to participate in the growth of the Company and to promote long-term corporate engagement by offering eligible employees the opportunity to acquire American Depositary Shares representing shares in the capital of the Company (ADSs), at a discount, subject to the terms of the ESPP. The discount is fixed to one-fourth of the investment by the participant. The discount is implemented by increasing the number of shares with one-third (e.g. a participant receives four ADSs for the price of three ADSs).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under ‘‘Risk Factors’’ in the annual report on Form 20-F filed on September 14, 2022 and in other parts of this report. Our fiscal year ends on June 30. Throughout this report, all references to quarters and years are to our fiscal quarters and fiscal years unless otherwise noted.

Special Note Regarding Forward-Looking Statements

This Quarterly Report contains forward-looking statements that involve risks, uncertainties, and assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Quarterly Report that are not purely historical, including without limitation statements in the following discussion and analysis of financial condition and results of operations regarding our projected financial position and results, business strategy, plans, and objectives of our management for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties, and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” included in the annual report on Form 20-F filed on September 14, 2022. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

Mytheresa is a leading luxury e-commerce platform for the global luxury consumer shipping to over 130 countries. We offer one of the finest edits in luxury, curated from more than 200 of the world’s most coveted brands of womenswear, menswear, kidswear and lifestyle products. Our story began over three decades ago with the opening of Theresa, in Munich, one of the first multi-brand luxury boutiques in Germany, followed by the launch of the digital platform Mytheresa in 2006. Today, we provide a unique digital experience that combines exclusive product and content offerings with a differentiated global customer service, leading technology and analytical platforms, as well as high quality service operations. Our more than 30 years of market insights and long-standing relationships with the world’s leading luxury brands, such as Bottega Veneta, Burberry, Dolce & Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, Valentino, and many more, have established Mytheresa as a global authority in luxury goods.

Although the persistent COVID-19 pandemic has had a substantial impact on the global economy, Mytheresa Group has not yet experienced material declines in revenue, deterioration in net assets, or other material adverse effects from the pandemic. The COVID-19 situation is now easing in the US and Europe and China also successfully existed the Zero-COVID strategy.

To date, Mytheresa Group has incurred no significant supply chain or logistics disruptions with its brand partners, shipping providers or our in-house operations.

In fiscal 2022 and as of this reporting date, Mytheresa Group has not been impacted significantly from the COVID-19 pandemic.

Uncertainties in the global economy may adversely impact the Mytheresa Group’s brand partners, customers, and other business partners and availability of our workforce, which may interrupt our business partners supply chain, impact future sales, and require other changes to our operations. With a global or regional recovery from the COVID-19 pandemic, the Mytheresa Group online shops may suffer from reduced online demand and therefore slower revenue growth. These uncertainties may also lead to increased asset recovery and valuation risks, such as potential impairment of goodwill and intangible assets and inventories. However, management does not currently anticipate any long-term adverse effects from the pandemic.

Overall inflation is reflected in customer price increases, as the Mytheresa Group takes expected increases in recommended retail prices from its suppliers into consideration when determining its own price increases. The demand for luxury products worldwide has been less effected by demand shifts due to inflation than other industries. Nevertheless, Mytheresa also faced increased cost inflation on energy, logistics, labor and other parts of the Mytheresa business model. In addition, these macro-economic factors, including rising interest rates, may lead to a potential recession in certain markets. These uncertainties may have a continuous negative effect on overall customer demand.

The net sales growth for the three and nine months ended March 31, 2023 was impacted by persistent inflation, uncertainties around interest rate increases, potential recession, economic development and new uncertainties on the solidity of the financial sector in US and Europe which affected customer sentiment.

The decrease in gross profit margin was driven by macroeconomic-headwinds and significant promotional activities by competitors clearing out excess inventories. As a consequence, our full price share was lower than expected and put pressure on our gross profit margin.

Key Operating and Financial Metrics

We use the following operating and financial metrics to assess the progress of our business, make decisions on where to allocate time and investments and assess the near-term and longer-term performance of our business:

	Three Months Ended		Nine Months Ended
(in thousands)	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
Gross Merchandise Value (GMV) (1)	€ 186,583	€ 219,831	€ 550,623	€ 633,567
Active customer (LTM in thousands)(2)	755	838	755	838
Total orders shipped (LTM in thousands)(2)	1,703	1,970	1,703	1,970
Average order value (LTM)(2)	617	641	617	641
Net sales	€ 169,512	€ 198,883	€ 514,914	€ 564,866
Gross profit	€ 82,765	€ 90,746	€ 260,199	€ 282,708
Gross profit margin	48.8%	45.6%	50.5%	50.0%
Operating expense (income)	€ (1,975)	€ (6,419)	€ 3,574	€ (3,779)
Operating Income margin	(1.2%)	(3.2%)	0.7%	(0.7%)
Net loss	€ (4,317)	€ (5,134)	€ (9,546)	€ (9,402)
Net loss margin	(2.5%)	(2.6%)	(1.9%)	(1.7%)
Adjusted EBITDA(3)	€ 10,819	€ 3,243	€ 54,334	€ 33,676
Adjusted EBITDA margin(3)	6.4%	1.6%	10.6%	6.0%
Adjusted Operating Income(3)	€ 8,536	€ 111	€ 47,606	€ 25,196
Adjusted Operating Income margin(3)	5.0%	0.1%	9.2%	4.5%
Adjusted Net Income(3)	€ 6,192	€ 1,396	€ 34,487	€ 19,573
Adjusted Net Income margin(3)	3.7%	0.7%	6.7%	3.5%

(1)	Gross Merchandise Value (“GMV”) is an operative measure and means the total Euro value of orders processed, either as principal or as agent. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us.

(2)	Active customers, total orders shipped and average order value are calculated based on the GMV of orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins as a percentage of net sales, are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business. We present Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins, because they are used by our management and frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items, that are outside the control of management or not reflective of our ongoing core operations and performance. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income, and their corresponding margins, as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income in the current and prior periods presented have been changed to reflect our updated methodology in adjusting for share-based compensation.

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The following tables set forth the reconciliations of net income to EBITDA and adjusted EBITDA, operating income to adjusted operating income and net income to adjusted net income and their corresponding margins as a percentage of net sales:

	Three Months Ended		Nine months Ended
(in € thousands)	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
Net loss	(4,317)	(5,134)	(9,546)	(9,402)
Finance income, net	314	709	702	1,501
Income tax expense (benefit)	2,028	(1,994)	12,418	4,122
Depreciation and amortization	2,284	3,132	6,728	8,480
thereof depreciation of right-of use assets	1,427	2,288	4,155	6,121
EBITDA	309	(3,288)	10,301	4,701
Other transaction-related, certain legal and other expenses(1)	282	449	1,332	3,667
Share-based compensation(2)	10,228	6,082	42,701	25,307
Adjusted EBITDA	10,819	3,243	54,334	33,676

Reconciliation to Adjusted EBITDA Margin
Net Sales	169,512	198,883	514,914	564,866
Adjusted EBITDA margin	6.4%	1.6%	10.6%	6.0%

	Three Months Ended		Nine months Ended
(in € thousands)	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
Operating Income (loss)	(1,975)	(6,419)	3,574	(3,779)
Other transaction-related, certain legal and other expenses(1)	282	449	1,332	3,667
Share-based compensation(2)	10,228	6,082	42,701	25,307
Adjusted Operating Income	8,533	111	47,606	25,196

Reconciliation to Adjusted Operating Income Margin
Net Sales	169,512	198,883	514,914	564,866
Adjusted Operating Income margin	5.0%	0.1%	9.2%	4.5%

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	Three Months Ended		Nine months Ended
(in € thousands)	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
Net loss	(4,317)	(5,134)	(9,546)	(9,402)
Other transaction-related, certain legal and other expenses (1)	282	449	1,332	3,667
Share-based compensation (2)	10,228	6,082	42,701	25,307
Adjusted Net Income	6,192	1,396	34,487	19,573

Reconciliation to Adjusted Net Income Margin
Net Sales	169,512	198,883	514,914	564,866
Adjusted Net Income margin	3.7%	0.7%	6.7%	3.5%

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expenses connected to the IPO and share-based compensation expenses recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expenses due to Supervisory Board Members Plans. We do not consider share-based compensation expenses to be indicative of our core operating performance.

The following table sets forth the separate components of share-based compensation:

	Three Months Ended		Nine months Ended
(in € thousands)	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
IPO related share-based compensation	9,645	5,037	40,935	22,032
Long-Term Incentive Plan	490	984	1,369	2,999
Supervisory Board Members Plan	92	61	397	276
Share-based compensation	10,228	6,082	42,701	25,307

Gross Merchandise Value (GMV)

GMV is an operative measure and means the total Euro value of orders processed, including the value of orders processed on behalf of others for which we earn a commission. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

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Active Customers

We define an active customer as a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period. In any particular period, we determine our number of active customers by counting the total number of unique customers who have made at least one purchase across our sites in the preceding twelve-month period, measured from the last date of such period. We view the number of active customers as a key indicator of our growth, the reach of our website, consumer awareness of our value proposition and the desirability of our product assortment. We believe our number of active customers drives both net sales and our appeal to brand partners.

Total Orders Shipped

We define total orders shipped as an operating metric used by management, which is calculated as the total number of online customer orders shipped to our customers during the twelve months ended on the last day of the period presented. We view total orders as a key indicator of the velocity of our business and an indication of the desirability of our products. Total orders shipped and total orders recognized as net sales in any given period may differ slightly due to orders that are in transit at the end of any particular period.

Average Order Value

We define average order value as an operating metric used by management, which is calculated as our total GMV from online orders shipped from our sites during the twelve months ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period. We believe our consistent high average order value reflects our commitment to price integrity and the luxury nature of our products. Average order value may fluctuate due to a number of factors, including merchandise mix and new product categories.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA margin is a non-IFRS financial measure which is calculated in relation to net sales.

Adjusted Operating Income and Adjusted Operating Income margin

Adjusted Operating Income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating Income margin is a non-IFRS financial measure which is calculated in relation to net sales.

Adjusted Net Income and Adjusted Net Income margin

Adjusted Net Income is a non-IFRS financial measure that we calculate as net income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Net Income margin is a non-IFRS financial measure which is calculated in relation to net sales.

Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income and their corresponding margins as a percentage of net sales are key measures used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

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Adjusted selling, general and administrative and Adjusted selling, general and administrative cost ratio

Adjusted selling, general and administrative is a non-IFRS financial measure that we calculate as selling, general and administrative adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted selling, general and administrative cost ratio is a non-IFRS measure which is calculated in relation to GMV.

Factors Affecting our Performance

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we focus on the factors described below. While each of these factors presents significant opportunity for our business, collectively, they also pose important challenges that we must successfully address in order to sustain our growth, improve our operating results and achieve and maintain our profitability, including those discussed below and in the section of our annual report on the Form 20-F titled ‘‘Risk Factors.’’

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. Though it is generally more muted in our high net worth customer cohort versus a broader demographic, positive conditions in the broader economy promote customer spending on our website, while economic weakness, which generally results in a reduction of customer spending, may have a negative effect on customer spend. The overall attractiveness of Mytheresa Group positioning for our customers also depends on the degree of promotional activities by our core competitors. Global macroeconomic factors can affect customer spending patterns, and consequently our results of operations. These include, but are not limited to, employment rates, trade negotiations, availability of credit, inflation, interest rates and fuel costs, regional military conflicts and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness

We will continue to invest in brand marketing activities to expand brand awareness. As we build our customer base, we will launch additional brand marketing campaigns, host events and develop in-house product content to attract new customers to our platform. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.

Luxury Brand Partners

Our business model relies on providing our customers access to a curated assortment of top luxury brands. We believe our longstanding relationships with top luxury fashion brands represent a competitive advantage. We employ a rigorous framework and deep buying expertise, informed by customer data, to meticulously buy and curate an exclusive assortment on our website. As we grow, we strive to maintain our exclusive relationships while forming new relationships with up and coming brands to the extent there is customer demand for such brands. However, if we are unsuccessful in maintaining these relationships or developing new relationships, our business and results of operations may be adversely affected.

Growth of Online Luxury

According to the 2022 Bain Study, the online penetration of luxury personal goods is expected to increase from 22% to 34% from 2021 to 2030. The growth in online will be driven by online platforms taking share from traditional retailers, driven by consumer preference for online shopping and the ease afforded by multibrand sites. In response to the shift online, the luxury market is innovating and evolving with new niche collections and customization options. Mytheresa has a long history of being at the forefront of this dialogue experimenting with brand partners through relevant brand collaborations and exclusive product offerings. However, if we fail to capture the future online spending shift with relevant product or if our competitors engage in promotional activity over multiple seasons, our customer growth may decelerate and our results of operations may be adversely affected.

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Growth in Men’s, Kidswear and Life

In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a lack of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built out full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories. We launched the new category Life in May 2022, extending Mytheresa’s renowned multi-brand shopping approach into all aspects of luxury lifestyle. Life presents the most elevated selection of home décor and other lifestyle products, further deepening the relationship with our high value customers that have a passion for luxury design in their wardrobes as well as their homes. Being the only curated luxury online platform to combine womenswear, menswear, kidswear and now lifestyle products, makes us a truly unique and engaging destination for luxury shoppers.

Inventory Management

We utilize our customer data and collaborate with brand partners to assort a highly relevant assortment of products for our customers. The expertise of our buyers and our data help us gauge demand and product architecture to optimize our inventory position. Through analyzing customer feedback and real-time customer purchase behavior, we are able to efficiently predict demand, sizing and colorways beyond the insights of our buyers. This minimizes our portfolio risk and increases our sell-through. As we scale, our buying process will be further enhanced through the growth in our global data repository and our ability to leverage data science as part of the buying process. Additionally, our investments in different facets of our inventory offering fluctuate alongside shifting consumer trends and the fundamental needs of our business.

Investment in our Operations and Infrastructure

As we enhance our offering and grow our customer base, we will incur additional expenses. Our future investments in operations, like our investments in the new warehouse in Leipzig, and infrastructure will be informed by our understanding of global luxury trends and the needs of our platform. As we continue to scale, we will be required to support our online offering with additional personnel. We will invest capital in inventory, fulfillment capabilities, and logistics infrastructure as we drive efficiencies in our business, localize our offering, enter new categories and partner with new brands. We will also actively monitor our fulfillment capacity needs, investing in capacity and automation in a selective manner.

Curated Platform Model (CPM)

CPM integrates Mytheresa Group with brand partners’ direct retail operations which provides access to highly desirable products at scale, improves capital efficiency and is accretive to top- and bottom-line. The products are selected by Mytheresa Group out of a much larger brand retail collection. Through the CPM, we are able to directly maintain the customer relationship and manage the fulfilment of the order up to the shipment to the end customer. Early season deliveries are aligned with retail channels. In addition, Mytheresa receives regular in-season replenishment of core as well as seasonal products. The product is delivered to the Mytheresa Group warehouse; however, the inventory is owned by the brand partner until it is delivered to a customer. Unsold merchandise will either be returned to the brand partner by the end of the season or carried forward for the new season. Mytheresa Group acts as an agent, with the CPM platform fees recorded as net sales.

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Components of our Results of Operations

Net sales consist of revenues earned from sales of clothing, bags, shoes, accessories, fine jewelry and other categories through our sites and our flagship retail store and our recently opened men´s store, as well as shipping revenue and delivery duties paid when applicable, net of promotional discounts and returns. The platform fees originating from the curated platform model are also included in our net sales. Revenue is generally recognized upon delivery to the end customer. Changes in our reported net sales are mainly driven by growth in the number of our active customers, changes in average order value, the total number of orders shipped and fees in relation to our curated platform model.

Cost of sales, exclusive of depreciation and amortization includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging. For CPM revenue, we do not incur cost of sales as the purchase price of the goods sold is borne by the CPM brand partner.

Gross profit Gross profit is equal to our net sales reduced by cost of sales, exclusive of depreciation and amortization. Gross profit as a percentage of our net sales is referred to as gross profit margin.

Shipping and payment costs consist primarily of shipping fees paid to our delivery providers, packaging costs, delivery duties paid for international sales and payment processing fees paid to third parties. Shipping and payment costs fluctuate based on the number of orders shipped and net sales. General increases are due to a higher share of international sales and a higher share of countries where the company bears all customs duties for the customer, for example in the USA.

Marketing expenses primarily consist of online advertising costs aimed towards acquiring new customers, including fees paid to our advertising affiliates, marketing to existing customers, and other marketing costs, which include events productions, communication, and development of creative content. We expect marketing expenses to increase over time, but to stay stable as a percentage of GMV in the medium term.

Selling, general and administrative expenses include personnel costs and other types of general and administrative expenses. Personnel costs, which constitute the largest percentage of selling, general and administrative expenses, include salaries, benefits, and other personnel-related costs for all departments within the Company, including fulfillment and marketing operations, creative content production, IT, buying, and general corporate functions. General and administrative expenses include IT expenses, rent expenses for leases not capitalized under IFRS 16, consulting services, insurance costs, Share-based compensation expenses as well as Other transaction-related, certain legal and other expenses. Although selling, general and administrative expenses will increase as we grow and we expect these expenses to slightly decrease as a percentage of net sales.

Depreciation and amortization include the depreciation of property and equipment, including right-of-use assets capitalized under IFRS 16, leasehold improvements, and amortization of technology and other intangible assets.

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Other expense (income), net principally consists of gains or losses from foreign currency fluctuations, gains or losses on disposal of property, plant, and equipment and other miscellaneous expenses and income.

Finance income (cost), net in fiscal 2022 and fiscal 2023 consist of our finance costs relate to interest expense on our leases as well as on our Revolving Credit Facilities with Commerzbank Aktiengesellschaft (“Commerzbank”) and UniCredit Bank AG (“UniCredit”) (together, our “Revolving Credit Facilities”). As of March 31, 2023 we used €4.9 million cash under the €60.0 million Revolving Credit Facilities.

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Results of Operations

	Three Months Ended				Nine months Ended
(in € thousands)	March 31, 2022		March 31, 2023		March 31, 2022		March 31, 2023
Gross Merchandise Value (GMV)	186,583	100.0%	219,831	100.0%	550,623	100.0%	633,567	100.0%

Net sales	169,512	90.9%	198,883	90.5%	514,914	93.5%	564,866	89.2%
Cost of sales, exclusive of depreciation and amortization	(86,747)	(46.5%)	(108,137)	(49.2%)	(254,716)	(46.3%)	(282,157)	(44.5%)
Gross profit	82,765	48.8%	90,746	45.6%	260,199	50.5%	282,708	50.0%
Shipping and payment cost	(25,146)	(13.5%)	(31,497)	(14.3%)	(70,622)	(12.8%)	(83,810)	(13.2%)
Marketing expenses	(23,280)	(12.5%)	(25,729)	(11.7%)	(69,536)	(12.6%)	(79,885)	(12.6%)
Adjusted Selling, general and administrative expenses	(23,704)	(12.7%)	(29,659)	(13.5%)	(67,319)	(12.2%)	(83,947)	(13.2%)
Depreciation and amortization	(2,284)	(1.2%)	(3,132)	(1.4%)	(6,728)	(1.2%)	(8,480)	(1.3%)
Other (expense) income, net	184	0.1%	(618)	(0.3%)	1,612	0.3%	(1,390)	(0.2%)
Adjusted Operating income	8,535	5.0%	111	0.1%	47,606	9.2%	25,196	4.5%

Percentages are in relation to GMV; Gross Profit and Adjusted Operating income percentages are in relation to Net Sales.

	Three Months Ended		Nine months Ended
(in € thousands)	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
Net sales	169,512	198,883	514,914	564,866
Cost of sales, exclusive of depreciation and amortization	(86,747)	(108,137)	(254,716)	(282,157)
Gross profit	82,765	90,746	260,199	282,708
Shipping and payment cost	(25,146)	(31,497)	(70,622)	(83,810)
Marketing expenses	(23,280)	(25,729)	(69,536)	(79,885)
Selling, general and administrative expenses	(34,214)	(36,189)	(111,352)	(112,922)
Depreciation and amortization	(2,284)	(3,132)	(6,728)	(8,480)
Other (expense) income, net	184	(618)	1,612	(1,390)
Operating income (loss)	(1,975)	(6,419)	3,574	(3,779)
Finance costs, net	(314)	(709)	(702)	(1,501)
Income (loss) before income taxes	(2,289)	(7,128)	2,872	(5,280)
Income tax expense (benefit)	(2,028)	1,994	(12,418)	(4,122)
Net loss	(4,317)	(5,134)	(9,546)	(9,402)

Gross Merchandise Value (GMV)

GMV increased from €186.6 million to €219.8 million for the three months ended March 31, 2022 and 2023, respectively, representing an absolute change of €33.2 million and a percentage change of 17.8%. For the nine months ended March 31, 2022 and 2023, GMV increased from €550.6 million to €633.6 million, respectively, representing an absolute change of €82.9 million and a percentage change of 15.1%. The reason for the growth in GMV is primarily due to the fact that we were able to grow our active customers on the base of strong customer retention and with continuous efforts to win new customers and increase GMV per active customer. With this the focus has been on growing our top customer base and to acquire high potential customers. Nevertheless the GMV growth for the three and nine months ended March 31, 2023 was also impacted by persistent inflation, uncertainties around interest rate increases, potential recession, economic growth and new uncertainties on the solidity of the financial sector in US and Europe which affected customer sentiment. GMV indicates the total amount of merchandise that our customers transact on our platform, and it reveals the depth of our customer relationships. As of March 31, 2023, we have transitioned 7 brand partners from wholesale to CPM as compared to 6 brand partners as of March 31, 2022.

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Net sales

Net sales amounted to €169.5 million for the three months ended March 31, 2022, and increased to €198.9 million for the three months ended March 31, 2023, representing a growth of €29.4 million or 17.3%. For the nine months ended March 31, 2022, net sales were €514.9 million and increased to €564.9 million for the nine months ended March 31, 2023, representing a growth of €50.0 million or 9.7%. The reason for the growth in net sales is primarily due to the fact that we were able to grow our active customers on the base of strong customer retention and with continuous efforts to win new customers and increase net sales per active customer. With this the focus has been on growing our top customer base and to acquire high potential customers. Nevertheless, the net sales growth for the three and nine months ended March 31, 2023 was also impacted by persistent inflation, uncertainties around interest rate increases, potential recession, economic growth and new uncertainties on the solidity of the financial sector in US and Europe which affected customer sentiment. The slower increase in net sales compared to our GMV growth is mostly due to the effect of brands transitioning from the wholesale model to the CPM. With this transition our reported net sales from these brands do not equal the GMV from these brands as before, but only the platform fee from these brands GMV. This effect is seen only in the first twelve months after a brand transitions from wholesale to CPM. Twelve months after a brand partner transitions from Wholesale to CPM, net sales from the brand partner will again grow with the same rate as the GMV from the brand partner.

Cost of sales, exclusive of depreciation and amortization

Cost of sales, exclusive of depreciation and amortization, increased by €21.4 million, from €86.7 million for the three months ended March 31, 2022 to €108.1 million for the three months ended March 31, 2023. For the nine months ended March 31, 2023, cost of sales, exclusive of depreciation and amortization increased by €27.4 million to €282.2 million compared to the nine months ended March 31, 2022. The increase during the three and nine months presented mainly resulted from an increase in total orders shipped. Overall, our cost of sales as a percentage of GMV increased from 46.5% to 49.2% for the three months ended March 31, 2023, compared prior period. The overall attractiveness of Mytheresa Group positioning for our customers also depends on the degree of promotional activities by our core competitors. Due to increased promotional activities of competitors, we had a lower full price share in relation to our sale share. For the nine months ended March 31, 2023, cost of sales, exclusive of depreciation and amortization as a percentage of GMV decreased from 46.3% to 44.5% compared to the same period in 2022. This decrease was primarily due to the increasing CPM revenue and the above mentioned increased promotional activities by our competitors. For CPM revenue, no cost of sales, exclusive of depreciation and amortization are recognized.

Gross profit

Gross profit amounted to €82.8 million for the three months ended March 31, 2022, and increased by 9.6% to €90.7 million for the three months ended March 31, 2023. For the nine months ended March 31, 2022, gross profit was €260.2 million and increased by €22.5 million, or 8.7%, year-over-year to €282.7 million for the nine months ended March 31,2023. During these periods, the gross profit margin in relation to net sales decreased for the three months March 31, 2022 to March 31, 2023 from 48.8% to 45.6%. The gross profit margin was 50.5% for the nine months ended March 31, 2022 and decreased to 50.0% for the nine months ended March 31, 2023. The decrease in gross profit margin was driven by macroeconomic-headwinds and significant promotional activities by competitors clearing out excess inventories. As a consequence, our full price share was lower than expected and put pressure on our gross profit margin.

Shipping and payment costs

Shipping and payment costs increased by €6.4 million or 25.3% from €25.2 million for the three months ended March 31, 2022 to €31.5 million for the three months ended March 31, 2023 and €13.2 million, or 18.7%, from €70.6 million for the nine months ended March 31, 2022 to €83.8 million for the nine months ended March 31, 2023. The increase was primarily driven by an increase in total orders shipped and a higher share of international sales, partly offset by cost efficiencies and improvements in our payment provider structure and customs setup. As a percentage of GMV, shipping and payment cost increased from 13.5% for the three months ended March 31, 2022 to 14.3% for the three months ended March 31, 2023 and from 12.8% for the nine months ended March 31, 2022 to 13.2% for the nine months ended March 31, 2023.

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Marketing expenses

Marketing expenses increased from €23.3 million for the three months ended March 31, 2022 to €25.7 million for the three months ended March 31, 2023 and increased by €10.3 million from €69.5 million to €79.9 million for the nine months ended March 31, 2023 compared to the prior year period. As a percentage of GMV, marketing expenses decreased from 12.5% for the three months ended March 31, 2022 to 11.7% for the three months ended March 31, 2023. The decrease of the marketing cost ratio is mainly attributable to shifts of PR events for our top customers between quarters, our continuous focus on acquiring customers with an expected high lifetime value and our continued strong existing customer cohort performance. We were able to attract more than 124,000 new customers during the three months ended March 31, 2023. For the nine months ended March 31, 2023, the percentage remained unchanged at 12.6% compared to the prior period.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of personnel-related expenses and other general and administrative expenses, including IT expenses and costs associated with the distribution center.

	Three Months Ended			Nine months Ended
(in € thousands)	March 31, 2022	March 31, 2023	Change in %	March 31, 2022	March 31, 2023	Change in %
Personnel expenses	28,765	30,112	4.7%	93,814	91,967	(2.0%)
thereof fulfilment personnel expense	5,303	6,681	26.0%	13,010	17,254	32.6%
General and administrative expenses	5,449	6,078	11.5%	17,538	20,955	19.5%
Total Selling, general and administrative expenses	34,214	36,189	5.8%	111,352	112,922	1.4%

	Three Months Ended			Nine months Ended
(in € thousands)	March 31, 2022	March 31, 2023	Change in % / BPs	March 31, 2022	March 31, 2023	Change in % / BPs
Selling, general and administrative expenses	34,214	36,189	5.8%	111,352	112,922	1.4%
Share-based compensation (1)	10,228	6,082	(40.5%)	42,701	25,307	(40.7%)
Other transaction-related, certain legal and other expenses (2)	282	449	59.0%	1,332	3,667	175.3%
Adjusted Selling, general and administrative expenses	23,704	29,659	25.1%	67,319	83,947	24.7%
in % of GMV	12.7%	13.5%	80 BPs	12.2%	13.2%	100 BPs

(1)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating Income and Adjusted Net Income includes both share-based compensation expenses connected to the IPO and share-based compensation expenses recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the Mytheresa Group key management members and share-based compensation expenses due to Supervisory Board Members Plans. We do not consider share-based compensation expenses to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use including a reconciliation of amounts under our former methodology to our current methodology, see page 28 of our FY23 Q2 quarterly report.

(2)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new central warehouse in Leipzig, Germany.

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The total selling, general and administrative (SG&A) expenses increased by €2.0 million from €34.2 million in three months ended March 31, 2022 to €36.2 million in three months ended March 31, 2023. The Mytheresa Group recognized Share-based compensation expenses for the three and nine months ended March 31, 2023 of €6.1 million and €25.3 million respectively, compared to €10.2 million and €42.7 million for the prior periods.

Excluding the Share-based compensation expenses and other transaction-related costs, certain legal and other expenses, the adjusted SG&A expenses as a percentage of GMV increased for the three months ended March 31, 2023 from 12.7% to 13.5% and for the nine months ended March 31, 2023 from 12.2% to 13.2% compared to the prior year period, due to higher personnel expenses, travel expenses, energy costs and IT expenditures, in the periods.

The decrease in personnel expenses for the nine months ended March 31, 2023 is mainly driven by lower Share-based compensation expenses, partly offset by an increase in the number of FTE’s during the same comparative period. Overall, personnel expenses as a percentage of GMV decreased from 15.4% in the three months ended March 31, 2022 to 13.7% for the three months ended March 31, 2023 and from 17.0% in the nine months ended March 31, 2022 to 15.1% for the nine months ended March 31, 2023. Excluding the Share-based compensation expenses, personnel-related expenses as a percentage of GMV increased for the three months ended March 31, 2023 from 9.9% to 10.9% and for the nine months ended March 31, 2023 from 9.3% to 10.5%. The cost increase was mainly driven by an increase in logistics personnel. We continue to invest in the quality of our personnel to sustain our medium and long-term growth strategy and we will make no compromise in the quality of our operative execution.

Other general and administrative expenses increased by 11.5%, from €5.5 million during the three months ended March 31, 2022 to €6.1 million during the three months ended March 31, 2023 and increased for the nine months ended March 31, 2022 from €17.5 million to €21.0 million for the nine months ended March 31, 2023 respectively, mainly due to higher travel expenses, energy costs and IT expenditures, in the period.

Depreciation and amortization

Depreciation and amortization expenses increased from €2.3 million for the three months ended March 31, 2022 to €3.1 million for the three months ended March 31, 2023 and from €6.7 million for the nine months ended March 31, 2022 to €8.5 million for the nine months ended March 31, 2023, due to higher depreciation in right of use assets related to the new warehouse in Leipzig, Germany.

Finance costs, net

The following table provides Mytheresa Group's Finance income (costs), net:

	Three Months Ended March 31,		Nine months Ended March 31,
(in € thousands)	2022	2023	2022	2023
Interest expenses on revolving credit facilities	(189)	(47)	(243)	(207)
Interest expenses on leases	(125)	(760)	(459)	(1,639)
Total Finance costs	(314)	(807)	(702)	(1,846)

Other interest income	0	98	0	345
Total Finance income	0	98	0	345
Finance costs, net	(314)	(709)	(702)	(1,501)

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Liquidity and Capital Resources

Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes, including income taxes. Our capital expenditures consist primarily of investments in our new warehouse in Leipzig, capital improvements to our facilities and headquarters and IT licenses.

Our primary sources of liquidity are cash generated from our operations, available cash and cash equivalents and our Revolving Credit Facilities, which have a combined line of credit of €60 million. We typically draw, if needed, on our Revolving Credit Facilities as a result of seasonal volatility in our business. We have utilized bank borrowings amounting to 4.9 million at quarter-end for working capital purposes from our revolving credit line.

As of March 31, 2023, our cash and cash equivalents were €12.9 million. As of March 31, 2023, approximately 68% of our cash and cash equivalents were held in Germany, of which approximately 41%, 21% and 20% were denominated in British Pounds, U.S. Dollars and Swiss Francs respectively. No other currency held in Germany accounted for more than 20 % of our cash and cash equivalents. Approximately 32% of our cash and cash equivalents were held outside of Germany, with the majority held in the United States in US Dollars and in the United Kingdom in British Pounds.

Under the Revolving Credit Facilities, we have financial covenants relating to inventory as a borrowing base and a maximum group debt to equity ratio. As of March 31, 2023, we were in compliance with all covenants for the Revolving Credit Facilities.

Our ability to make principal and interest payments on our Revolving Credit Facilities, in addition to funding planned capital expenditures, will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations we believe that our existing cash balances and expected cash flows generated from operations, as well as our financing arrangements under the Revolving Credit Facilities, are sufficient to meet our operating requirements for at least the next twelve months.

The following table shows summary consolidated cash flow information for the nine months ended March 31, 2022 and 2023:

	Nine months Ended March 31,
(in € thousands)	2022 (unaudited)	2023 (unaudited)
Consolidated Statement of Cash Flow Data:
Net cash outflow from operating activities	22,907	(83,000)
Net cash outflow from investing activities	(1,702)	(18,895)
Net cash outflow from financing activities	(4,400)	(319)

Net cash (outflow) inflow from operating activities

During the nine months ended March 31, 2023, net cash flow from operating activities decreased by €105.9 million to a cash out flow of €83.0 million, as compared to a cash inflow of €22.9 million for the nine months ended March 31, 2022. The decrease of €105.9 million was caused primarily from a seasonal increase of €95.7 million in inventory resulting from an overall expansion of our business to support a forecasted increase in net sales and a decrease of €20.9 million from inventory sales to CPM brand partners in the prior year period. Other significant factors influencing the cash outflow from operating activities in the nine months-ended March 31, 2023 compared to March 31, 2022 are the decrease of €67.1 million in other assets and trade and other receivables due to payments received from certain brand partners in FY23 for inventory purchased as a result of their transition to the CPM in FY22, as well as a decrease of €15.5 million in other liabilities mainly due to payment timing for CPM brand partners.

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Net cash outflow from investing activities

Cash outflow in investing activities were €1.7 million and €18.9 million for the nine months ended March 31, 2022 and 2023, respectively. The increase in investing activities of €17.2 million for the nine months ended March 31, 2023 is in connection with or new warehouse in Leipzig, Germany.

Net cash outflow from financing activities

Net cash outflow for financing activities during the nine months ended March 31, 2022 was €4.4 million, as compared to €1.5 million cash inflow for the nine months ended March 31, 2023. The decrease of €5.8 million is mostly due to the use of bank borrowings by using our revolving credit line with €4.9 million.

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QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The fair value of our cash and cash equivalents that were held primarily in cash deposits would not be significantly affected by either an increase or decrease in interest rates due to the short-term nature of these instruments. We do not expect that interest rates will have a material impact on our results of operations.

Foreign Exchange Risk

We generate revenues in eight currencies, including the Euro, U.S. Dollar and Pound Sterling. While most of our sales are dominated in Euros, we have a significant amount of sales denominated in U.S. Dollars and Pound Sterling. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in U.S. Dollars and Pound Sterling. Our foreign exchange risk is less pronounced for Cost of sales, exclusive of depreciation and amortization and operating expenses. Approximately 93% of our purchases are denominated in Euros and approximately 97% of our employees are located in Germany or other Eurozone countries.

To reduce our foreign currency exposure risk, we hedge our foreign currency exposure in five major currencies, including the U.S. Dollar and Pound Sterling. Our hedging strategy does not eliminate our foreign currency risk entirely and our hedging contracts typically have a duration of less than one year.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see our consolidated financial statements.

LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.

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